Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NEWSLETTER FOR NOVEMBER

December 8, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Veta Minitas

We pulled an encouraging hole on Veta Minitas (News Release on November 29th). Twenty six metres of over 18 grams per tonne (over half an ounce per ton) of gold equivalent would be exceptional in almost any location. Preliminary analysis suggests that the structure intersected by LMR-47 is almost perpendicular to the drill hole and that the estimated true thickness is approximately 25 metres. The Veta Minitas deposit (also called Las Minitas) lies 200 metres to the west of the Carmen footwall and appears to be at least 300 metres in length. Drilling in 2003 and 2004 tested about 150 metres of this length and intercepted some good grades. At that time continuity was hard to establish, but this recent hole has suggested continuity with neighbouring holes controlled by two structures and has raised the importance of the entire deposit. Follow up drilling is scheduled for this month.

Carmen, Carotare, El Orito Norte

Work continues on the metallurgical characterization samples to map the zones of different silver recovery within the Carmen deposit. While work on the Carotare has not yet pointed to a significant new zone, drilling continues there, on El Orito Norte, and on the zone between it and the Carotare.

Carmen Underground

Drilling to levels beneath any probable open pit has established the continuity of underground grades with increasing depth on the principle structures. This observation fits with the Carmen deposit appearing to be at a relatively high level as an epithermal system. We are now investigating the possibility of establishing resources suitable for underground mining. Several promising structures have been identified. Whether these should be drilled from surface or from underground is now under investigation.

Potential of the Monterde Property

Virtually all Kimber’s work to date has been on a three kilometre belt of alteration and mineralization stretching from the Carmen to the Carotare. Because epithermal deposits typically occur in clusters there is an excellent chance that other deposits will be found outside the belt as well as within it.  We are now paying attention to the rest of the Monterde property (approximately 28,000 hectares along 37 kilometres of the mineral belt). In December we will explore some of the regional geochemical anomalies a few kilometres south of the Carmen. The objective in such reconnaissance exploration is to identify new and untested epithermal systems such as those we have been drilling.

CEO search

The process of looking for my successor is impressively thorough. With a significant gold-silver deposit, two smaller deposits, expectation of other finds, excellent financial connections, and a strong team in Canada and Mexico, the job will be attractive to those capable of taking the Company to the next stage in its development.

Newsletter

In keeping with the practice of previous years there will be no newsletter for the month of

December.

Thank you

I would like to take this opportunity to thank our shareholders for their support during the year as well as our employees, contractors, and their employees in both Mexico and Canada for their hard work and dedication to the Company. Two directors, Lu Manning and Cliff Grandison, will come to the end of their terms. During their many years as directors they have helped guide the Company from its small beginnings to its present status. We are all indebted to them.

Annual General Meeting (“AGM”)

The AGM will be held on December 12th at 9:30 am at the Metropolitan Hotel, 645 Howe Street, in Vancouver. Two new directors, Stephen Quin and Keith Barron are nominees for election and Leanne Baker for re-election. I look forward to working with them, with Larry Bell who joined the board recently, and with the current members, Dennis Bergen and Jim Puplava.

Robert Longe, P.Eng

President and CEO

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.